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                                                            SEC FILE NUMBER
                                                              000-22725
                                                       -------------------------
                                                              CUSIP NUMBER
                                                               22575M 10 0



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-F  [ ] Form N-SAR

                For Period Ended:                December 31, 2002
                                   -----------------------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                --------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------


   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

   PART I -- REGISTRANT INFORMATION

   CRESCENT OPERATING, INC.
   -----------------------------------------------------------------------------
   Full Name of Registrant

   -----------------------------------------------------------------------------
   Former Name if Applicable

   777 Main Street, Suite 1240
   -----------------------------------------------------------------------------
   Address of Principal Executive Office (Street and Number)

   Fort Worth, Texas 76102
   -----------------------------------------------------------------------------
   City, State and Zip Code

   PART II -- RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [ ]     (b)    The subject annual report, semi-annual report,
                         transition report on Form 10-K, Form 20-F, 11-K, Form
                         N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

   PART III -- NARRATIVE

   State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (2-99)

   As reported in the registrant's Current Report on Form 8-K filed on March 13, 2003, the registrant filed a voluntary petition for relief on March 10, 2003 under the provisions of Chapter 11 of the United States Bankruptcy Code. The registrant's management and personnel are currently allocating all of their energy and resources toward the pursuit of the registrant's Chapter 11 liquidation, including participation in various hearings and other proceedings being held in the United States Bankruptcy Court for the Northern District of Texas relating thereto. The registrant's internal staffing has been reduced to a small number of employees sufficient to complete the registrant's liquidation. As more fully described in the registrant's proxy statement dated January 17, 2003, the registrant has very few assets and no meaningful revenue-producing assets. As a result of these circumstances, the registrant is unable to timely file, without unreasonable effort or expense, the Form 10-K for the year ended December 31, 2002. The registrant also intends to submit a no-action request to the Securities and Exchange Commission for the suspension of the filing of annual reports on Form 10-K and quarterly reports on Form 10-Q during the pendency of the registrant's bankruptcy proceeding.

   PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

                  Jeffrey L. Stevens                        (817)                                321-1601
         -----------------------------------         --------------------           ---------------------------------
                      (Name)                              (Area Code)                        (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes [ ] No
       -------------------------------------------------------------------------

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |X| Yes [ ]No
       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The registrant anticipates that revenues for the year ended December 31, 2002 will be significantly reduced due to the return of the registrant's land development and hospitality assets, which assets constitute a significant portion of the registrant's assets, to Crescent Real Estate Equities Company pursuant to a Settlement Agreement dated February 14, 2002. Also, the registrant anticipates a modest net gain for the year ended December 31, 2002 versus the net loss of $78.1 million for the year ended December 31, 2001 as a result of the extinguishment of debt pursuant to the Settlement Agreement. The bankruptcy proceedings presently require a substantial amount of time and effort on the part of key personnel. Consequently, it is not possible to provide a quantitative estimate of the changes in the registrant's results of operations at this time.
--------------------------------------------------------------------------------

                            CRESCENT OPERATING, INC.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


   Date: March 31, 2003                   By: /s/ Jeffrey L. Stevens
                                             -----------------------------------
                                             Chief Executive Officer